

July 30, 2012

Via E-mail
Michael B. Bartoszek
Chief Executive Officer
Laidlaw Energy Group, Inc.
90 John Street, 4th Floor
New York, NY 10038

> **Re:** **Laidlaw Energy Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 26, 2012**
> **File No. 333-181044**

Dear Mr. Bartoszek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholders, page 43

1. We note your response to comment 1 in our letter dated July 20, 2012, and your revised disclosure. Please further revise your disclosure to clarify that the selling shareholders will sell within the range until your shares are listed or quoted on a national securities exchange and thereafter at prevailing market prices or in privately negotiated prices. Please make conforming changes to the Plan of Distribution section of the prospectus as well.

Please contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director